Founded in 1852
by Sidney Davy Miller

Brad B. Arbuckle
TEL (248) 267-3283
FAX (248) 879-2001
E-MAIL arbuckle@millercanfield.com

Miller, Canfield, Paddock and Stone, P.L.C.
840 West Long Lake Road, Suite 200
Troy, Michigan 48098
TEL (248) 879-2000
FAX (248) 879-2001
www.millercanfield.com
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May 8, 2009
Daniel Morris, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC Registration Statement on Form S-3 Filed March 19, 2009 File No. 333-157976
Dear Mr. Morris:
     On behalf of Commerce Street Pantheon Mortgage Asset Securitizations LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, pre-effective amendment No. 1 to the registration statement on Form S-3 (no. 333-157976). For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement.
     In addition, the depositor has instructed us to provide each of the responses set forth below to the staff’s comments of April 10, 2009. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.
Registration Statement
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The depositor confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please note that no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

The depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. The depositor confirms that it will file the material agreements within two business days of each takedown.

3.	Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

The depositor has determined that its offerings will not involve any credit enhancement or support agreements. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, references to any credit enhancement or support agreements and agreements related to the derivative instruments have been removed from the base prospectus and the prospectus supplement. However, if the registration statement is subsequently amended to include any credit enhancement or support agreement the depositor confirms that it will file as exhibits any credit enhancement or support agreements and agreements related to the derivative instruments.

4.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The depositor confirms that it will cause to be filed appropriate unqualified legal and tax opinions at the time of each takedown.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
5.	Throughout the base prospectus, we note statements such as “unless otherwise indicated in the related prospectus supplement” and “except as provided in the related prospectus supplement.” These statements and other similar statements appear to indicate that the terms you describe in the base prospectus may be different in the prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The depositor understands that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. The depositor confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. And the base prospectus and prospectus supplement have been appropriately revised.

6.	Please confirm that you will explicitly incorporate by reference the annexes and schedules to remove any confusion as to whether they are part of the prospectus or supplement.

The depositor confirms that it will explicitly incorporate by reference the annexes and schedules to remove any confusion as to whether they are part of the prospectus or supplement.

7.	We note references to a pooling and servicing agreement throughout the prospectus supplement and base prospectus but could not locate the form of pooling and servicing agreement filed as an exhibit to the registration statement. Please describe the material terms of the pooling and servicing agreement and file the form agreement as an exhibit or revise the disclosure.

The depositor has revised the disclosures to remove all references to a pooling and servicing agreement.

8.	Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
The depositor understands that the staff’s comments to either the base prospectus and/or the prospectus supplement are to be applied universally, if applicable. Accordingly, if comments issued for one apply to another, the depositor has revised the base prospectus and prospectus supplement appropriate to reflect this comment of the staff.
Prospectus supplement
General
9.	We note that your prospectus supplement has not been prepared in a fashion that fully contemplates all of the features identified in the base. Generally, the supplement should include bracketed disclosure which reflects the various features set forth in the base. For example, without limitation, we note that the base contemplates the possibility of different types of credit enhancement, yet your prospectus supplement contains no reference to that feature. The supplement should include bracketed disclosure in the form you intend to provide for actual takedowns. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will be inadvertently omitted. See our related comments below for more guidance.

The depositor has revised the prospectus supplement to reflect the features set forth in the base prospectus. Accordingly, to the extent practicable, the depositor has revised the bracketed language showing both where it plans to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.

10.	Please consider including a flow chart highlighting the relationships, flow of funds, or subordination if graphical presentation would aid understanding of your transactions. Refer to Items 1103(a), 1108(a)(1), 1113(a)(2) of Regulation AB.

The depositor will consider including in a prospectus supplement a flow chart highlighting the relationships, flow of funds, or subordination if graphical presentation would aid understanding of a particular transaction. The depositor has added a graphical presentation to the form of the prospectus supplement to indicate how such graphical presentation may appear in the prospectus supplement.

11.	Please revise the prospectus supplement to provide the information that is required by Item 1114(a) and 1115(a) of Regulation AB.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009

As indicated in the response to comment 3, the depositor has determined that its offerings will not involve any credit enhancement or support agreements. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, references to any credit enhancement or support agreements and agreements related to the derivative instruments have been removed. Accordingly, it will not be necessary to provide the information required by Item 1114(a) (descriptive information of credit enhancement and other support) and 1115(a) (descriptive information of certain derivative instruments) of Regulation AB. However, if the registration statement is subsequently amended to include any credit enhancement or support agreements, the depositor confirms that it will file as exhibits any credit enhancement or support agreements and agreements related to the derivative instruments. Moreover, in such case the depositor will include in the prospectus supplement the information that is required by Item 1114(a) (descriptive information of credit enhancement and other support) and 1115(a) (descriptive information of certain derivative instruments) of Regulation AB.

12.	Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

As indicated in the response to comment 3, the depositor has determined that its offerings will not involve any credit enhancement or support agreements. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, references to any credit enhancement or support agreements and agreements related to the derivative instruments have been removed. Accordingly, it will not be necessary to provide the information required by Item 1114(b)(1) and (2) (descriptive information of credit enhancement and other support) of Regulation AB.

However, if the registration statement is subsequently amended to include any credit enhancement or support agreements, the depositor confirms that it will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

13.	Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1115(b)(1) and (2) of Regulation AB if the aggregate significance percentage of the relevant derivative instrument is 10% or more.

As indicated in the response to comment 3, the depositor has determined that its offerings will not involve any credit enhancement or support agreements. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, references to any credit enhancement or support agreements and agreements related to the derivative instruments have been removed. Accordingly, it will not be necessary to provide the information required by 1115(b)(1) and (2) (descriptive information of certain derivative instruments) of Regulation AB.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
However, if the registration statement is subsequently amended to include any credit enhancement or support agreements, the depositor confirms that it will provide the financial information as outlined in Item 1115(b)(1) and (2) of Regulation AB if the aggregate significance percentage of the relevant derivative instrument is 10% or more.
Cover
14.	Refer to the first bullet on the prospectus cover page. Please disclose the interest rate as required by Item 1102(f) of Regulation AB. Specifically, please add bracketed placeholders providing for disclosure for fixed and variable rate securities.

The depositor has revised the cover page to disclose the interest rate as required by Item 1102(f) of Regulation AB. Specifically, it has added bracketed placeholders providing for disclosure for fixed and variable rate securities.

15.	Refer to the second bullet on the cover page. Please clarify that the securities represent the obligations of the issuing entity. Refer to Item 102(d) of Regulation AB.

The depositor has revised the cover page to clarify that the securities represent the obligations of the issuing entity.

16.	Revise throughout the base prospectus and prospectus supplement to clarify that the securities represent beneficial ownership interests in the issuing entity, and not the trust.

The depositor has revised the base prospectus and prospectus supplement to clarify that the securities represent beneficial ownership interests in the issuing entity (i.e., the trust) and not the trust fund.

17.	We note the disclosure on page 28 of the base prospectus that you may offer “exchangeable certificates.” Please revise the cover page to include bracketed disclosure that you may offer such securities.

The depositor has determined that it will not be offering exchangeable securities. Accordingly, (i) all references to “exchangeable securities” in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.

18.	Revise the cover page to clarify that the agency securities are backed by the full faith and credit of the United States.

The depositor has revised the cover page to state that the agency securities are backed by the full faith and credit of the United States.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
19.	Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

As indicated in the response to comment 3, the depositor has determined that its offerings will not involve any credit enhancement or support agreements. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, references to any credit enhancement or support agreements and agreements related to the derivative instruments have been removed. Accordingly, it will not be necessary to provide the information required by Item 1102(h) of Regulation AB. However, if the registration statement is subsequently amended to include any credit enhancement or support agreements, the depositor confirms that it will describe any credit enhancement or other support for the transaction.

20.	Please revise the cover page to comply with Item 501 of Regulation S-K.

The depositor has revised the cover page to comply with Item 501 of Regulation S-K.
Prospectus Supplement Summary, page S-4
21.	Please provide a brief summary of any contemplated credit enhancements or other support and identify any enhancement providers. In addition, please briefly summarize how losses, if any, not covered by the credit enhancement or similar support will be allocated. Refer to Item 1103(a)(3)(ix) of Regulation AB.

As indicated in the response to comment 3, the depositor has determined that its offerings will not involve any enhancement or support agreements. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, references to any enhancement or support agreements and agreements related to the derivative instruments have been removed.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
22.	Please provide a brief summary of the applicable guarantee program.

The depositor has provided a brief summary of the applicable guarantee program.

23.	We note your discussion of the optional purchase or substitution of assets on page 39 of the base prospectus and page S-7. Please add disclosure describing any other circumstances under which pool assets can be removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

The disclosure in the base prospectus and the prospectus supplement have been revised to describe the circumstances under which pool assets can be removed or substituted.
Agency Securities, page S-6
24.	Please revise the table to provide the aggregate principal balance of the securities to be included in the trust.

The depositor has revised the table to provide the aggregate principal balance of the agency securities to be included in the trust.

25.	Refer to the final sentence of this section. Revise to describe what kind of information will be provided in the exhibits to the prospectus supplement.

The depositor has revised the final sentence of this section to describe what kind of information will be provided in the exhibits to the prospectus supplement.
Interest Payments on the Certificates, page S-6
26.	Please add bracketed language to clarify that you will disclose the applicable formula if variable rate securities are offered.

The depositor has revised the disclosure to add bracketed language to clarify that it will disclose the applicable formula if variable rate securities are offered.
Optional Termination of the Trust, page S-7
27.	Please revise the prospectus summary to add bracketed language confirming that you will identify and provide a brief summary of any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
The depositor has revised the prospectus summary to add bracketed language confirming that, if applicable, it will identify and provide a brief summary of any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds.
Risk Factors, page S-8
It may be difficult to resell your certificates, page S-10
28.	Please expand your risk factor to discuss the current economic environment for asset-backed securities in the secondary market taking into account the current limited credit markets.

The depositor has expanded its risk factor to discuss the current economic environment for asset-backed securities in the secondary market taking into account the current limited credit markets.
Description of the Agency Securities, page S-11
29.	Please refer to the first sentence on page S-12. Revise to disclose the depositor’s representations and warranties in the form that you will provide in your takedowns.

The depositor has revised the first sentence on page S-12 to disclose the depositor’s representations and warranties in the form that it will provide in its takedowns.

30.	We note your disclosure on page 22 of the base prospectus. Please revise the prospectus supplement to include disclosure regarding the Ginnie Mae guarantee programs and Ginnie Mae certificates in the form that you intend to provide in your takedowns.

The depositor has revised the prospectus supplement to include disclosure regarding the Ginnie Mae guarantee programs and Ginnie Mae certificates in the form that it intends to provide in its takedowns.

31.	Please revise to disclose the method and criteria by which the agency securities included in the asset pool were selected. Refer to 1111(a) of Regulation AB.

The depositor has revised the disclosures to indicate the method and criteria by which the agency securities included in the asset pool were selected.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Issuing Entity, page S-12
32.	Please revise to disclose the fiscal year end of the issuing entity. Refer to Item 1107(d) of Regulation AB.

The depositor has revised the disclosure to disclose the fiscal year end of the issuing entity.
Static Pool Information, page S-12
33.	Please provide us with all of the static pool information that you intend to provide in response to Item 1105 of Regulation AB when it becomes available.

The type of static pool information that the depositor intends to provide in response to Item 1105 of Regulation AB (when it becomes available) includes the following:

•	type of GNMA agency security (i.e., Ginnie Mae I or Ginnie Mae II);

•	approximate outstanding principal amount of the Ginnie Mae agency securities at the time of takedown;

•	approximate weighted average remaining term to stated maturity of the Ginnie Mae agency securities at the time of takedown; and

•	the pass-through interest rates of the Ginnie Mae agency securities; and

•	information regarding the weighted average life of the offered securities.
The Sponsor and the Seller, page S-13
34.	Please provide bracketed disclosure regarding the sponsor in the form that you intend provide in your takedowns. Refer to Item 1104 of Regulation AB.

The depositor has revised the disclosure to provide bracketed disclosure regarding the sponsor in the form that it intends to provide in its takedowns.

35.	Please tell us if the sponsor and seller are different parties and explain the different roles that each party will have. We note that you have used the terms sponsor and seller interchangeably, in certain instances, throughout the form prospectus supplement and base prospectus.

The sponsor and the seller(s) are different parties. The sponsor will be the organizer and initiator of the securitization transactions. The seller(s) will be entities who transfer agency securities to either the sponsor or to the depositor for transfer by the depositor to the applicable trust.
Affiliations and Relationships, page S-13
36.	We note that you do not mention affiliations and relationships with servicers. Please revise to confirm that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers. Refer to Item 1119(a) of Regulation AB.

The depositor has revised the disclosure to confirm that it will provide all information required by Item 1119 of Regulation AB, including information related to servicers. However, the depositor is not affiliated with the trustee or the securities administrator (who is essentially the servicer for purposes of the contemplated transaction) and does not expect to have any material relationships with either the trustee or the securities administrator beyond what is set forth in the applicable deposit trust agreement.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Administration of the Trust, page S-13
37.	Refer to the second bullet related to the subheading “Trustee.” Please revise to disclose the agreements under which the securities administrator will be obligated to perform.

The depositor has revised the disclosure to state that it is the deposit trust agreement under which the securities administrator will be obligated to perform.
Evidence as to Compliance, page S-14
38.	We note that certain parties will be responsible for delivering a report on an assessment of compliance with the Regulation AB servicing criteria, an attestation report from an independent public accountant firm and a statement of compliance, as provided in the deposit trust agreement. However, we could not locate the provisions in the deposit trust agreement as filed in Exhibit 4.1 which sets forth such responsibilities. Please explain the inconsistency or refile an updated deposit trust agreement.

In response to the staff’s comments, an updated deposit trust agreement will be filed as an exhibit to a registration statement amendment.
Fees and Expenses of the Trust, page S-15
39.	Please revise this section to provide bracketed placeholders confirming that you will disclose, and set forth the relative priority of, all fees and expenses, including without limitation, amounts payable to your servicer(s), amounts related to the selection and acquisition of assets, and amounts that are reimbursed. In addition, please specify the source of each payment. Refer to 1113(c) of Regulation AB. To the extent that these amounts are determined by formula, please confirm that you will disclose the formula. We request that you make appropriate conforming revisions under “Fees and Expenses” on page S-7.

The depositor has revised this section to provide bracketed placeholders confirming that it will disclose, and set forth the relative priority of, all fees and expenses, including without limitation, amounts payable to its servicer(s), amounts related to the selection and acquisition of assets, and amounts that are reimbursed. The revised disclosures specify the source of each payment. To the extent that these amounts are determined by formula, the depositor confirms that it will disclose the formula. The depositor has made appropriate conforming revisions under “Fees and Expenses” on page S-7.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
The Deposit Trust Agreement, page S-15
40.	We note that you have provided placeholders on page S-18 in lieu of providing discussions on the events of default and rights upon event of default under the deposit trust agreement. The prospectus supplement should provide disclosure in the form you intend to provide in your takedowns. Please revise accordingly.

The depositor has revised the disclosures on page S-18 to include discussions on the events of default and rights upon event of default under the deposit trust agreement. Such disclosure is in the form it intends to provide in its takedowns.
The Trustee, page S-17
41.	Please add bracketed disclosure regarding the trustee in the form you intend to provide in your takedowns. Refer to Item 1109 of Regulation AB.

The depositor has added bracketed disclosure regarding the trustee in the form it intends to provide in its takedowns.
The Securities Administrator, page S-17
42.	Please add bracketed disclosure regarding your securities administrator in the form you intend to provide in your takedowns.

The depositor has added bracketed disclosure regarding its securities administrator in the form it intends to provide in its takedowns.
Description of the Certificates, page S-18
43.	We note your disclosure that the description of your certificates is qualified in its entirety by reference to the deposit trust agreement. Please note that the prospectus supplement must disclose the material terms of your material agreements. Please revise accordingly.

The depositor has revised the disclosure as requested.

44.	Please tell us whether the initial certificate principal balances or certificate notional amount of the certificates may vary in the aggregate by more than 5% of the amount that is disclosed on the cover to the prospectus supplement. To the extent that your pool assets vary by 5% or more at the time of issuance of the securities, please confirm that you will file updated disclosure regarding your finalized assets. Refer to Adopting Release for Regulation AB (Release No. 33-8518).

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
The depositor does not expect that the initial certificate principal balances or certificate notional amount of the certificates will vary in the aggregate by more than 5% of the amount that is disclosed on the cover to the prospectus supplement. The depositor confirms that to the extent that the pool assets vary by 5% or more at the time of issuance of the securities, it will file updated disclosure regarding its finalized assets.
Priority of Distribution on the Certificates, page S-20
45.	You state in the second-to-last paragraph of this section that the priority of distributions will be subject to change if an agency securities group is subject to rapid prepayment or disproportionately high realized losses. Please expand to describe how the priority of distributions will change under these circumstances and disclose how you will provide cross-collateralization. Also, while we note your reference to “Limited Cross-Collateralization,” we are unable to locate this discussion.

The depositor has determined that its offerings are not likely to involve shifting distribution priorities or cross-collateralization. Accordingly these disclosures have been deleted.
The Underlying Mortgage Loans, page S-23
46.	We note the bracketed language in this section. Revise to provide the form of disclosure you will provide in the prospectus supplement.

As indicated in the response to comment 57, Ginnie Mae, the issuer of the agency securities that will be the primary assets of the trust, does not currently provide or make available information regarding the specific mortgage loans underlying a particular Ginnie Mae agency security. Moreover, neither the depositor nor the sponsor will be the originator or servicer of any such underlying mortgage loans. As a result they will not have access to information regarding such underlying mortgage loans. The bracketed language is intended to a placeholder should material information regarding the underlying mortgage loans become available in the future.

The Servicers, page S-23
47.	Please revise to provide bracketed disclosure regarding the servicer(s) in the form you intend to provide in your takedowns. Refer to Item 1108 of Regulation AB.

For purposes of the proposed transaction, the servicer (i.e., the person responsible for the management and collection of the agency securities included in a trust and for making allocations or distributions to holders of the asset-backed securities issued by a trust) is essentially the securities administrator. The depositor has revised the bracketed disclosure regarding the securities administrator in the form it intends to provide in its takedowns.

Use of Proceeds, page S-25
48.	We note your reference to “net proceeds.” Please disclose the amount of expenses payable from offering proceeds and specify how the amounts will be applied to your different accounts, if applicable. Refer to Item 1107(j) of Regulation AB.

The depositor has revised its reference to “net proceeds” to disclose the amount of expenses payable from offering proceeds and to specify how the amounts will be applied to its different accounts, if applicable.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Legal Matters, page S-26
49.	Refer to the final paragraph of this section. Please revise to include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustee, securities administrator, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

The depositor has revised the final paragraph of this section to include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustee, securities administrator, issuing entity or other transaction parties that would be material to investors, if applicable.
Annexes B: Certain Characteristics of the Agency Securities... page S-31
Annex C: Assumed Mortgage Loan Characteristics, page S-32
50.	Please revise to include the form of tabular information that you intend to provide in your takedowns.

With respect to Annex B, the depositor has included the form of tabular information that it intends to provide in its takedowns.

With respect to Annex C, and as indicated in the responses to comments 46 and 57, Ginnie Mae, the issuer of the agency securities that will be the primary assets of the trust, does not currently provide or make available information regarding the specific mortgage loans underlying a particular Ginnie Mae agency security. Moreover, neither the depositor nor the sponsor will be the originator or service of any such underlying mortgage loans. As a result they will not have access to information regarding such underlying mortgage loans. Accordingly, Annex C: Assumed Mortgage Loan Characteristics has been deleted.

Prospectus
Cover
51.	On the cover of the base prospectus cover page, you identify Commercial Street Pantheon Mortgage Asset Securitization LLC as the depositor. Please revise to reconcile with your disclosure elsewhere in the prospectus.

The depositor has revised the cover of the base prospectus to identify Commerce Street Pantheon Mortgage Asset Securitization LLC as the depositor. Reconciling disclosures have been made elsewhere in the prospectus.

Important Notice about Information... page 3
52.	We note your disclosure on page 3 that if any terms of the securities described in the prospectus vary from the terms described in the prospectus supplement, investors should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

The depositor has revised the disclosure as requested.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Summary of Terms, page 8
53.	We note the disclosure on page 8 that there may be named servicers in the related prospectus supplements. Please tell us the instances when servicers will and will not be involved in a shelf takedown.

As indicated previously, for purposes of Regulation AB and the contemplated transactions, the securities administrator is the servicer. The securities administrator is the servicer because it is the person responsible for the management and collection of the agency securities included in a trust and for making allocations or distributions to holders of the asset-backed securities issued by a trust. The disclosures in the prospectus supplement have been revised to include a form of disclosure with respect to the securities administrator.

However, the depositor may include information regarding the servicer of the mortgage loans underlying the agency securities included in a trust when such information is available to the depositor and the depositor determines that such information is material to the transaction.
Securities, page 8
54.	We note that the related prospectus supplement will specify the security interest rate. Please add bracketed language in the prospectus supplement to disclose the applicable index and identify the party responsible for implementing and calculating applicable interest rate adjustments.

The depositor has added bracketed language in the prospectus supplement to disclose the applicable index and identify the party responsible for implementing and calculating applicable interest rate adjustments.

55.	In addition, please confirm your understanding that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

The depositor confirms that it understands that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.
The Trusts, page 9
56.	Although your disclosure in this prospectus focuses on certificates backed by Ginnie Mae, you state at the top of page 10 that the agency securities may also include certificates backed by Fannie Mae and Freddie Mac. Please revise throughout the prospectus to provide appropriate disclosure regarding certificates backed by Fannie Mae and Freddie Mac, including descriptions of the Fannie Mae and Freddie Mac guarantee programs.

As only certificates backed by Ginnie Mae will be utilized, the depositor has deleted the references to Fannie Mae and Freddie Mac.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Risk Factors, page 11
Aspects of the Mortgage Loan Origination Process May Result in Higher Than Expected Delinquencies or Defaults on the Underlying Mortgage Loans, page 12
57.	We note the disclosure that “although the aspects of the mortgage loan origination process described above may be indicative of the performance of the mortgage loans, information regarding these factors may not be available for the mortgage loans in the trust, unless specified in the prospectus supplement.” Please tell us why information regarding the underlying loans may not be available.

The assets of the trust will consist of Ginnie Mae agency securities. Unlike Fannie Mae and Freddie Mac, Ginnie Mae does not currently provide or make available information regarding the specific mortgage loans underlying a particular Ginnie Mae agency security. Moreover, neither the depositor nor the sponsor will be the originator or servicer of any such underlying mortgage loans. As a result, they will not have access to information regarding such underlying mortgage loans.

Mortgage Loans with High Original Loan-to-Value Ratios May Present a Greater Risk of Loss, page 14
58.	You state that if a court relieves a borrower’s obligation to repay amounts otherwise due on a mortgage loan, losses therein may decrease the amounts available to the securityholders. Consider updating the disclosure to take into account any applicable current conditions or legislation regarding mortgage loan cramdowns that will have an impact on the underlying mortgage loans.

The depositor has revised the disclosure to take into account any applicable current conditions or legislation regarding mortgage loan cramdowns that will have an impact on the underlying mortgage loans. Generally, there will not be any impact because the full and timely payment of the principal of and interest on the agency securities is guaranteed by Ginnie Mae and that obligation is backed by the full faith and credit of the United States of America.
The Securities May Not Be Suitable Investments, page 20
59.	The second sentence of this risk factor is not appropriate. Please revise to state that investors are encouraged to consult with their financial, tax and legal advisors. In addition, please make revisions throughout the base prospectus to eliminate similar language stating that investors “should consult” with their advisors.

The depositor has revised the second sentence of this risk factor to state that investors are encouraged to consult with their financial, tax and legal advisors. Corresponding revisions have been made throughout the base prospectus to eliminate similar language stating that investors “should consult” with their advisors.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
The Trusts and the Trust Assets, page 20
60.	We note the disclosure on page 20 that the trust assets may include “any other asset, instrument or agreement relating to the trust.” Please revise to delete your reference to other assets, instruments and agreements that may be included in the trusts. We view this as a catch-all. Instead, disclose all forms of assets reasonably contemplated to be included in an actual takedown.

The depositor has revised the disclosure to delete the reference to other assets, instruments and agreements that may be included in the trusts. The disclosure now describes all forms of assets reasonably contemplated to be included in an actual takedown.

61.	We note the disclosure in the first full paragraph on page 21 that you will provide additional information regarding the agency securities and underlying mortgage loans on Form 8-K if certain information is unknown at the time that you print. Please confirm that you will provide the material terms of the pool assets in the actual shelf takedown.

The depositor confirms that it will provide the material terms of the agency securities in the actual shelf takedown.
The Underlying Mortgage Loans, page 22
62.	Refer to the fourth paragraph of this section. Your disclosure appears to indicate that the Ginnie Mae I and II programs may not operate as described in the second and third paragraphs of this section. Please revise to explain how the programs work.

The depositor has revised these disclosures to explain how the Ginnie Mae I and II programs work.
The Depositor, page 24
63.	Please revise to confirm that the depositor will be Commerce Street Pantheon Mortgage Asset Securitizations LLC and not as “otherwise specified in the prospectus supplement.”

The depositor has revised the disclosure to confirm that the depositor will be Commerce Street Pantheon Mortgage Asset Securitizations LLC.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Optional Termination, page 27
64.	Please provide us with further explanation of how the auction would work, including a discussion of when and how you would set a minimum bid price.

The depositor has determined that there will not be any auction and, accordingly, has eliminated the reference to an auction.
Optional Purchase of Securities, page 28
65.	We note from your disclosure that an optional purchase of securities may be made by the depositor or another designated entity (including holders of another class of securities.) If it may be redeemable by the holder of the security, please provide us your analysis under Rule 3a-7 of the Investment Company Act.

The depositor has determined that it will not be providing for optional purchases of the securities issued by a trust. Accordingly, this disclosure has been deleted. Moreover, the holder of a security issued by a trust will not have the right to redeem such security. Accordingly, Rule 3a-7 of the Investment Company Act should not be implicated.
Other Purchases or Redemption, page 28
66.	We note the disclosure that the related prospectus supplement may include other types of guarantees for the securities. Please revise to describe all the various types of guarantees that may be included in a shelf takedown.

As indicated in the response to comment 3, the depositor has determined that its offerings will not involve any credit enhancement or support agreements for the securities. Accordingly this disclosure has been deleted.

The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.
Exchangeable Certificates, page 28
67.	We note that you may be issuing exchangeable securities in a shelf takedown. Please revise to provide the bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.

The depositor has determined that it will not be offering “exchangeable securities.” Accordingly, (i) all references to “exchangeable securities” in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
68.	Please advise us whether the exchangeable securities and the exchanged securities will be issued by the same trust.

The depositor has determined that it will not be offering “exchangeable securities.” Accordingly, (i) all references to “exchangeable securities” in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.

69.	Please advise us whether you intend to register the exchange.

The depositor has determined that it will not be offering “exchangeable securities.” Accordingly, (i) all references to “exchangeable securities” in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.

70.	Please explain to us how you can ensure that the aggregate principal and annual interest will equal that of the exchanged security in the case of an exchange of floating-rate securities for fixed-rate securities.

The depositor has determined that it will not be offering “exchangeable securities.” Accordingly, (i) all references to “exchangeable securities” in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.

71.	Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

The depositor has determined that it will not be offering “exchangeable securities.” Accordingly, (i) all references to “exchangeable securities” in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.
Credit Enhancement, page 33
72.	Please revise to provide sufficient disclosure describing the forms of credit enhancement reasonably contemplated to be included in an actual takedown. Your revised disclosure should describe in greater detail the different types of credit enhancement that may be provided in the related prospectus supplement.

The depositor has determined that its offerings will not involve any credit enhancement. (The only guarantee that will be involved in the offerings is that of Ginnie Mae, which is described elsewhere in the base prospectus and the prospectus supplement.) Accordingly, (i) all references to credit enhancement in the base prospectus and the prospectus supplement have been deleted, and (ii) this comment is no longer applicable to the filing.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Certificate Purchase Obligations, page 33
73.	Please expand your disclosure in the base prospectus to separately discuss the different types of purchase obligations that you may use and to provide a general explanation of the mechanics for each type of purchase obligation.

The depositor has expanded its disclosure in the base prospectus to separately discuss the different types of purchase obligations that it may use and to provide a general explanation of the mechanics for each type of purchase obligation.
Certain Yield and Prepayment Considerations, page 34
74.	We note your discussion of defaults and delinquency. Please revise to explain the impact of delinquent underlying mortgage loans on the agency securities that are backed by the full faith and credit of the United States.

The depositor has revised the disclosure to explain the impact of defaults and delinquencies underlying mortgage loans on the agency securities that are backed by the full faith and credit of the United States. Generally, there will not be any impact because the full and timely payment of the principal of and interest on the agency securities is guaranteed by Ginnie Mae and that obligation is backed by the full faith and credit of the United States of America.
The Agreements, page 36
75.	We note the disclosure that the primary assets will generally be conveyed by the sponsor or applicable seller/sellers to the depositor, unless otherwise specified in the related prospectus supplement. Please revise to describe the circumstances where a different structure will be presented in a shelf takedown.

The depositor has revised the disclosure to make clear that the primary assets will be conveyed by the sponsor or applicable seller/sellers to the depositor. The depositor does not contemplate that a different structure will be presented in a shelf takedown.
Investment of Funds, page 37
76.	Refer to bullets #2-6. Please confirm that you will disclose in the prospectus supplement the ratings criteria that must be met to qualify as an “eligible investment.” In addition, we note that you alternate between the terms “eligible investments” and “permitted investments.” If these terms have different meanings, please explain. Alternatively, please revise for consistency.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
The depositor confirms that it will disclose in the prospectus supplement the ratings criteria that must be met to qualify as an “eligible investment.” The disclosures regarding “eligible investments” and “permitted investments” have been revised for consistency.
Investment of Funds, page 44
77.	Your disclosure in this section would appear not to limit where funds may be invested. Please revise to define “eligible investments” and “eligible reserve fund investments” with greater specificity.

The depositor has revised the disclosure to define “eligible investments” and “eligible reserve fund investments” with greater specificity.
Issuance of Notes Generally, page 58
78.	We note the disclosure that a trust may issue notes instead of REMIC certificates. As you are not registering any notes on this registration statement, please tell us whether you intend to issue notes in a shelf takedown. If so, please also register the notes and provide the form of prospectus supplement for notes for review.

The depositor does not intend to issue notes. It has revised the registration statement to remove the references to notes.
Legal Matters, page 81
79.	If the legal matters include the legality opinion for the securities being offered, revise this section to clarify. In addition, please expand to disclose that Miller, Canfield, Paddock and Stone, P.L.C. will be opining on tax matters.

The depositor has revised the disclosures to state that the legal matters include the legality opinion for the securities being offered. The disclosures have also been expanded to disclose that Miller, Canfield, Paddock and Stone, P.L.C. will be opining on tax matters.
Incorporation of Certain Information by Reference, page 82
80.	Revise to confirm that future periodic reports, including your distribution reports on Form 10-D, are incorporated by reference into the prospectus.

The depositor has revised the disclosures to confirm that future periodic reports, including its distribution reports on Form 10-D, are incorporated by reference into the prospectus.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
Exhibit 5.1
81.	We note the statement in the second paragraph that legal counsel has examined copies of the “forms of Agreements” filed as exhibits to the registration statement. Please revise to define the “Agreements” which legal counsel reviewed in delivery of the opinion.

The opinion will be revised to specifically identify the “Agreements” which legal counsel reviewed in delivery of the opinion. The revised opinion will be included as an exhibit in a registration statement amendment.

82.	We note in the second paragraph of your opinion that your opinion relates to the “forms of Agreements” filed as exhibits to the registration statement. We further note that the deposit trust agreement is filed as an exhibit to the registration statement and is governed by New York law. Please revise the second to last paragraph on page 2 to include New York law or tell us why you believe such revision is not necessary.

The second to last paragraph on page 2 of the opinion will be revised to include New York law. The revised opinion will be included as an exhibit in a registration statement amendment.

83.	We note the second opinion on page 2 that when the securities have been duly and validly executed and authenticated by the Trustee and delivered against payment therefor, such securities will be “duly and validly issued and outstanding.” Please revise the opinion to state that the securities will be validly issued, fully paid and non-assessable.

The opinion will be revised to state that the securities will be validly issued, fully paid and non-assessable. The revised opinion will be included as an exhibit in a registration statement amendment.
Exhibit 8.1
84.	We note the statement in the second paragraph that legal counsel has examined copies of the “forms of Agreements” filed as exhibits to the registration statement. Please revise to define the “Agreements” which legal counsel reviewed in delivery of the opinion.

The opinion will be revised to specifically identify the “Agreements” which legal counsel reviewed in delivery of the opinion. The revised opinion will be included as an exhibit in a registration statement amendment.

85.	We note the statement in the first full paragraph on page 2 that legal counsel’s tax opinion is “summarized” under “Material Federal Income Tax Considerations” in the base prospectus. We further note that legal counsel has provided a short-form tax

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
opinion where the full tax opinion is discussed in the prospectus. Please revise the opinion to state that the tax opinion is contained, not summarized, in the prospectus.

The opinion will be revised to state that the tax opinion is contained, not summarized, in the prospectus. The revised opinion will be included as an exhibit in a registration statement amendment.

86.	We note in the second paragraph of your opinion that your opinion relates to the “forms of Agreements” filed as exhibits to the registration statement. We further note that the deposit trust agreement is filed as an exhibit to your registration statement and is governed by New York law. Please revise the last paragraph on page 2 to include New York law or tell us why you believe such revision is not necessary.

The last paragraph on page 2 will be revised to include New York law. The revised opinion will be included as an exhibit in a registration statement amendment.
* * *
As requested, the depositor acknowledges that:
•	It is responsible for the accuracy and adequacy of the disclosures it has made;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The depositor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.
May 8, 2009
     In addition, the depositor understands that the Division of Enforcement has access to all information the depositor provides to the staff of the Division of Corporation Finance in connection with its review of the depositor’s filing or in response to its comments on the depositor’s filing.
     If you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Miller, Canfield, Paddock and Stone, p.l.c.
By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230: The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties. Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.